July 25, 2014

Ms. Pamela Long

Assistant Director

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

RE:	Ply Gem Holdings, Inc.

Registration Statement on Form S-4

Filed July 3, 2014

File No. 333-197238

Dear Ms. Long:

On behalf of Ply Gem Holdings, Inc. (the “Company” or “Ply Gem”), I am writing in response to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated July 23, 2014 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-4 filed on July 3, 2014 (File No. 333-197238) (the “Registration Statement”). The Company has revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and certain other updates.

For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter above each of the Company’s corresponding responses.

Form S-4 Filed July 3, 2014

Incorporation of Documents by Reference, page 120

1.	Please specifically incorporate by reference any other applicable Exchange Act report filed after the date of the initial registration statement, but prior to effectiveness. For additional guidance, please see our Compliance and Disclosure Interpretations- Securities Act Forms (Question 123.05) available on our website.

Response

The Company has revised its disclosure on page 120 of Amendment No. 1 to provide that any applicable filings made after the date of the initial registration statement and prior to effectiveness will be incorporated by reference.

Exhibit 5.2 – Opinion of Marshall & Melhorn, LLC

2.	Please delete the phrase “as of the date hereof” from the last paragraph or confirm that you will re-file your opinion on the date of effectiveness.

Response

Marshall & Melhorn, LLC has deleted the phrase “as of the date hereof” from the last paragraph of their opinion in response to the Staff’s comments. A revised version of the opinion has been filed as Exhibit 5.2 to Amendment No. 1.

Exhibit 5.3 – Opinion of Lathrop & Gage LLP

3.	Please have counsel either remove the qualifications set forth on page 3 in paragraphs (B) and (C) or have counsel explain to us why each of these exclusions is necessary and appropriate in light of the applicable requirements for legal opinions.

Response

In response to the Staff’s comments, Lathrop & Gage LLP has revised their opinion and the revised opinion has been filed as Exhibit 5.3 to Amendment No. 1.

Exhibit 5.4 – Opinion of Adams and Reese LLP

4.	Please have counsel remove the second sentence in each of sections 1(a), 1(b) and 1(c) on page 3 that the opinion is based solely upon certificates issued by the Secretary of State of the State of Texas dated July 1, 2014, or clarify that counsel has reviewed all other documents as necessary to render its legal opinion.

Response

In response to the Staff’s comments, Adams and Reese LLP has revised their opinion and the revised opinion has been filed as Exhibit 5.4 to Amendment No. 1.

5.	Please have counsel either remove the qualification set forth on page 5 in paragraph (e)(i) or have counsel explain to us why it is necessary and appropriate in light of the applicable requirements for legal opinions.

Response

Adams and Reese LLP has removed the qualification set forth on page 5 in paragraph (e)(i) of their opinion in response to the Staff’s comments. A revised version of the opinion has been filed as Exhibit 5.4 to Amendment No. 1.

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If you have any questions regarding the foregoing responses to your comments, please contact the undersigned at (919) 677-4019.

Very truly yours,

/s/ Shawn K. Poe
Name: Shawn K. Poe
Title: Vice President, Chief Financial Officer, Treasurer and Secretary

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